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                         AMENDMENT TO PURCHASE AGREEMENT


         THIS AMENDMENT TO PURCHASE AGREEMENT (the "Amendment") is entered into as of the 5th day of December, 1996, by and between Sunrise Development, Inc. ("Purchaser") and Birtcher Senior Properties, Ltd. ("Seller").

                              W I T N E S S E T H:

         WHEREAS, Purchaser and Seller have entered into that certain Purchase Agreement, dated as of the 4th day of October, 1996 (hereinafter referred to as the "Agreement"), regarding the sale of the real and personal property known as Hillcrest Inn, located in Thousand Oaks, California, and real and personal property known as Sterling Canyon Inn, located in Valencia, California and as more fully described in the Agreement; and

         WHEREAS, by letter dated December 3, 1996, the parties extended the Study Period for an additional two (2) days, to December 5, 1996; and

         WHEREAS, Seller and Purchaser desire to amend certain terms of the Agreement, as more fully set forth hereinbelow.

         NOW THEREFORE, for and in consideration of the mutual promises and covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto do hereby agree to amend the Agreement as follows:

         1. The parties have agreed that Purchaser will purchase and acquire from Seller and Seller will sell, convey, transfer and assign to Purchaser only that real and personal property described in the Agreement as Sterling Canyon Inn, located in Valencia, California. Any reference in the Agreement to "Facilities," "Land," "Real Properties," and "Properties" shall hereinafter refer solely to Sterling Canyon Inn. Any reference in the Agreement to the property known as Hillcrest Inn, located in Thousand Oaks, California, is hereby deleted.

         2. Pursuant to this Amendment, Purchaser shall no longer have an obligation to purchase from Seller the property known as Hillcrest Inn, located in Thousand Oaks, California, and the Agreement shall be considered terminated as to the purchase of Hillcrest Inn. Within seven (7) days following this Amendment, Purchaser shall deliver to Seller all materials heretofore provided to Purchaser respecting Hillcrest Inn.

         3. The Purchase Price, as defined in Section 3 of the Agreement, is hereby amended to be Thirteen Million Seven Hundred Fifty Thousand and no/100 Dollars ($13,750,000.00) and shall be the Purchase Price for the Sterling Canyon Inn property only.

         4. No later than December 11, 1996, Seller agrees to notify the Department of Social Services and the residents of Sterling Canyon Inn of the intended sale of the Property, as required under Section 1569.191 of the California regulations regarding Residential Care for the Elderly (the "Regulations"). In addition, Seller agrees to notify the employees of Sterling Canyon Inn and any other interested third parties, within such period, of the intended sale. Seller shall forward to Purchaser any proposed resident and employee notification letters and any other


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communications regarding the sale prior to their release for Purchaser's approval, which shall not be unreasonably withheld. Purchaser shall also have the right, at any time on or after December 16, 1996, to affect its own notification and other communications to residents and employees of Sterling Canyon Inn and any other interested third parties. Purchaser shall forward to Seller any intended communication prior to its release for Seller's approval, which shall not be unreasonably withheld. Purchaser has prepared a proposed Communication Plan, including proposed communications from Purchaser to the residents and employees of Sterling Canyon Inn, which Communication Plan is attached hereto as Exhibit A. The parties shall have two (2) business days from receipt of any proposed communication in which to comment on such communication, and any failure to comment within such two (2) day period shall be deemed an approval.

         5. To the extent required under the California Regulations, Seller agrees to extend the closing for up to thirty (30) days following notification to the residents of the proposed transaction.

         6. Purchaser represents to Seller that Purchaser has made timely application to the California Department of Social Services for a license to operate Sterling Canyon Inn, as required under Section 8(b)(ii) of the Agreement, and is awaiting the issuance of such license. Purchaser shall concurrent with this Amendment provide Seller with a copy of such application and shall keep Seller apprised of the status of such application. In the event Purchaser has extended the Purchase Agreement for an additional thirty (30) days and deposited an additional Deposit of $100,000.00 as described in Section 6(d), but has not received a license to operate Sterling Canyon Inn by the expiration of such extension period, and the parties agree that such license can reasonably be obtained within an additional sixty (60) days, Seller agrees to extend the Purchase Agreement for up to an additional sixty (60) days pursuant to Section 8(c).

         7. In order to allow Purchaser the ability to prepare for its employment needs at Sterling Canyon Inn, Seller agrees to notify Purchaser no later than three (3) weeks prior to Closing regarding the permanent transfer of any Sterling Canyon Inn employee to any other Birtcher-owned facility. Seller represents and covenants that it will not solicit the transfer of any Sterling Canyon Inn employees to any other Birtcher-owned facility within the three (3) week period prior to Closing.

         8. As of the date of this Amendment, the Study Period described in the Agreement has expired. Purchaser acknowledges that Purchaser's right to terminate the Agreement under Paragraph 6(c) has expired, and that within twenty-four (24) hours of the execution of this Amendment, Purchaser shall deposit with the Escrow Agent the additional deposit of $100,000.00 described in the third sentence of Paragraph 3(b) of the Agreement.

         9. Notwithstanding any contrary provision of Paragraph 16 of the Agreement, Purchaser shall be responsible for all fees and other charges of KPMG Peat Marwick relating to the preparation of audited financial statements pertaining to the Hillcrest Inn property prepared at the request of Purchaser, and Purchaser and Seller shall evenly share the fees and other charges of KPMG Peat Marwick relating to the preparation of the audited financial statements pertaining to the Sterling Canyon Inn property prepared at the request of Purchaser; provided, however, that if the Agreement shall be terminated other than due to a default by Seller, Purchaser shall pay all of such accounting fees and charges pertaining to the Sterling Canyon Inn property. Purchaser acknowledges receipt from Seller of an invoice for seventy-five percent (75%) of the fees charged by KPMG Peat Marwick, and agrees to pay such amount within seven (7) days of this Amendment.

         10. Notwithstanding any contrary provision of Paragraph 17 of the Agreement, Seller shall have the right and obligation to pay to Birtcher Property Services any commission which Seller or its affiliates may have agreed to

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pay to Birtcher Property Services in connection with the Agreement. In no event shall Purchaser have any obligation to Birtcher Property Services for any commission claimed due and owing as a result of this transaction.

         11. The parties acknowledge that there was a typographical error in the Agreement, and that the name of the Seller is Birtcher Senior Properties, Ltd. The name of the Seller in the Agreement is hereby amended to be Birtcher Senior Properties, Ltd.

         12. All terms and conditions of the Agreement not specifically amended hereby shall remain in full force and effect and the parties hereby confirm that the Agreement has not been terminated (except with respect to the purchase and sale of Hillcrest Inn) or otherwise modified, and that the Agreement remains in full force and effect.

         13. This Agreement may be executed in several counterparts, each of which shall be fully effective as an original and all of which together shall constitute one and the same instrument.

         14. The parties agree that a facsimile transmission of an original document shall have the same effect as an original, and any signature required on an original shall be completed when a facsimile copy has been signed. The parties further agree that signed facsimile copies of documents shall be appended to the original thereof, integrated therewith and give full effect as if an original.

         IN WITNESS WHEREOF, the undersigned have caused their respective duly authorized representatives to execute this Amendment under seal as of the day and year first above written.

PURCHASER:                         SELLER:

Sunrise Development, Inc.            Birtcher Senior Properties, Ltd.

                                     By: Senior Properties, Inc., as its sole
                                           General Partner

By:  /s/  Thomas B. Newell           By: /s/  Sanford J. Fleschman
     --------------------------          -------------------------
     Thomas B. Newell, President         Sanford J. Fleschman,
                                         Executive Vice President



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